HYPERION 1997 TERM TRUST, INC. (the "Trust")
LITIGATION

     During the months of October and November of 1993, several purported class action lawsuits were instituted against the Trust and its directors, officers, directors and underwriters by certain shareholders of the Trust in the United States District Court, Southern District of New York.

     The plaintiffs in those actions generally alleged that the defendants made inadequate and misleading disclosure in the registration statements and prospectuses for the Trust, in particular, as such disclosure relates to the nature and risks of "interest-only mortgage strip securities" and the Trust's investment in those instruments. A Pre-Trial Order of Consolidation dated December 27, 1993 consolidated all these actions under the caption In Re: Hyperion Securities Litigation
     Master File No. 93-CIV-7179 (MBM). Pursuant to the terms of the Order of Consolidation, one consolidated amended complaint was served upon the Trust and the other defendants which superseded all other complaints previously filed. Hyperion Capital Management, Inc. (the
     "Advisor") was then named as a defendant in the consolidated action.

     On April 8, 1994, the defendants moved to dismiss the consolidated complaint. Pursuant to an order dated October 3, 1994, the Court stayed all discovery in the Action except for certain limited document discovery. In
     November 1994, while the motion to dismiss was still pending, plaintiffs filed a second consolidated amended complaint which superseded the first amended complaint. The allegations in the second consolidated complaint related to the accuracy of the defendants' representations to investors about the Trust's investment objectives, and level and adequacy of the disclosure in each prospectus for the Trust used in connection with their initial public offerings. Defendants moved to dismiss the second consolidated amended complaint in
     December 1994.

     Judge Michael B. Mukasey issued an opinion and
     order dated July 12, 1995 dismissing the second
     consolidated amended complaint without leave to
     replead (granted 93 CIV 7179; July 18, 1995).
     The plaintiffs filed a motion to reargue on
     July 27, 1995 and Judge Mukasey denied the
     motion to reargue on September 6, 1995.
     Plaintiffs filed a notice of appeal to the U.S.
     Court of Appeals for the Second Circuit
     ("Second Circuit") on August 17, 1995.   On
     October 15, 1996, a three judge panel of the Second Circuit in a two to one vote upheld
     Judge Michael B. Mukasey's July 12, 1995 opinion and order dismissing with prejudice plaintiffs' second consolidated amended complaint for failure to identify any misrepresentations or misleading omissions in the registration statement and prospectus for the Trust. Appellants filed a petition for rehearing and suggestion for rehearing in banc by the entire appellate court on October 29, 1996.

     On January 7, 1997, the Second Circuit denied the plaintiff's petition for rehearing and suggestion for rehearing in banc. On April 7, 1997, plaintiffs filed a petition for a writ of certiorari in the Supreme Court of the United
     States, October Term 1996, Index No. 96-1592, which was denied on June 9, 1997.

     The Trust, its directors, certain of its officers and underwriters were named as defendants in Moelis v. Hyperion 1997, et al., (hereafter referred to as "Moelis"), a purported class action originally filed on May
     6, 1994 in the United States District Court,
     Southern District of New York (the "Court"),
     Index No. 94-CIV-3328 (MBM). In July 1994, plaintiffs filed an amended complaint that added the Advisor as a named defendant. On
     February 6, 1997, plaintiff filed a second amended complaint. The claims in the Moelis complaint allege, inter alia that the Trust would invest or had invested in U.S. Treasury
     Note commodity futures contracts in contrast to the Trust's investment objectives. The Moelis complaint also alleged that it was false and misleading for the prospectus to state that, "under current market conditions, the Trust does not intend to engage in any futures, options or interest rate hedging transactions." On April 4, 1997, a memorandum of law in support of defendants' motion to dismiss the second amended complaint was filed with the Court.

     Based upon negotiations between the plaintiffs and the defendants, Judge Michael B. Mukasey executed an Order and Final Judgment approving the settlement of the Moelis complaint, which was docketed with the Court on October 21, 1997.

     On June 21, 1996, the Trust and the Advisor were named as defendants in Karpus v. Hyperion
     Capital Management, Inc., et al., a purported class action brought on behalf of the Trust's shareholders that was filed in the United
     States District Court for the Southern District of New York (File No. 96-CIV-4671). On November
     15, 1996, Judge Shira A. Scheindlin issued an opinion and order dismissing the original complaint with leave to amend, File No.
     96-CIV-4671 (SAS).

     On December 11, 1996, Karpus filed an amended complaint which alleged (as did the original) that the Trust failed to adhere to a fundamental policy set forth in its registration statement by failing to continue to reduce the sensitivity to changes in interest rates of the Trust portfolio beginning in mid-1995, that this failure was reckless behavior on the part of the defendants, and that these actions constitute a violation of the Investment Company Act of 1940 ("ICA '40"), as amended, and are also breaches of fiduciary duty and trust. The amended complaint sought unspecified monetary damages, an accounting and other relief. The amended complaint added the allegation that the statement in the registration statement regarding the reduction of sensitivity to changes in interest rates was "an untrue statement of material fact," and a violation of the ICA '40.

     On April 2, 1997, Judge Shira A. Scheindlin issued an opinion and order dismissing the amended complaint with prejudice and closed this case. Plaintiff failed to file an appeal within the time permitted for such filing.

     Pursuant to the Underwriting Agreement between the Trust and its underwriters, the Trust and the Advisor have jointly and severally agreed to indemnify the underwriters for their liabilities, losses and costs directly related to certain contents of the prospectus and registration statement of the Trust. The underwriters have provided notification to the Trust and the Advisor that they intend to exercise their rights of indemnification in the event that they are subject to liabilities, costs or losses that are covered by the indemnity. In addition, pursuant to the Investment Advisory Agreement between the Trust and the Advisor, the Advisor is indemnified for all of its liabilities, losses and costs in connection with any matter involving the Trust, except for actions relating to the gross negligence, willful malfeasance or fraud of the Advisor. In addition, the Trust's Articles of
     Incorporation provide for the indemnification of its Directors. The Trust's Directors and
     Advisor have also notified the Trust of their intention to seek indemnification. The Trust has incurred litigation expenses for the year ended November 30, 1997 to the indemnified parties noted above, based upon amounts which are deemed reimbursable in accordance with the indemnification provisions. Pursuant to these indemnification provisions, the Trust reimbursed $209,036 of litigation expenses to the Advisor during the year ended November 30, 1997. This amount was previously advanced by the Advisor on behalf of the Trust, its directors, certain of its officers and underwriters. The Trust has included these amounts in legal fees.